MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Basis of Presentation of Financial Information

This Management's Discussion and Analysis of the Results of Operations and Financial Condition ("MD&A") was prepared as of February 28, 2005 and should be read in conjunction with the accompanying Consolidated Financial Statements, including "Significant Accounting Policies - Principles of Consolidation" of Intier Automotive Inc. (the "Company") for the year ended December 31, 2004. Amounts described in this Management's Discussion and Analysis are in U.S. dollars, unless otherwise noted, and are based on the Consolidated Financial Statements, which are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This Management's Discussion and Analysis discusses results of operations from continuing operations unless otherwise noted (see note 3 "Discontinued Operations" in the accompanying Consolidated Financial Statements).

OVERVIEW

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, mid-door and tailgate modules, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world and employs approximately 24,100  employees at 74 manufacturing facilities and 15 product development, engineering and testing centres in North America, Europe, Brazil and Asia Pacific. The Company's top five customers, based on consolidated 2004 sales, are DaimlerChrysler (24%), Ford (22%), General Motors (20%), BMW (10%) and Volkswagen (6%).

The Company's operations consist of two business segments, the Interior systems and Closure systems businesses, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers. In 2004, the Company's Interior Systems segment accounted for approximately 79% and 75% of the Company's consolidated sales and operating income, and the Company's Closure systems segment accounted for approximately 21% and 25% of the Company's consolidated sales and operating income.

The following are highlights of the Company's financial performance in 2004:
•	Total sales increased 19% to $5.5 billion compared to $4.6 billion in 2003.
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Average dollar content on North American produced vehicles in 2004 increased by $51 to $215 as compared to $164 in 2003. Western European average dollar content per vehicle increased by $12 to $102 during 2004 compared to $90 in 2003. The growth in content in both North America and Europe was primarily attributable to increased market penetration and the positive impact of the strengthening of the British Pound, euro and Canadian dollar relative to the U.S. dollar.

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2004 North American light vehicle production was approximately 15.7 million units; representing a 1% decrease from 2003, and Western European vehicle production increased approximately 1% to 16.6 million units compared to 2003.

•	Operating income increased by $115.2 million to $246.1 million from $130.9 million in 2003.
•	Diluted earnings per share from continuing operations increased to $2.38 in 2004 compared to $1.09 for 2003.
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During 2004, the Company sold two manufacturing facilities formerly reported in the European Interior Systems segment for a combined net loss of $14.9 million, which included a write-off of future tax assets of $1.8 million.

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The Company closed two European manufacturing facilities and transferred the continuing business to other Company facilities within Europe. The Company incurred a $2.5 million restructuring charge for severance and termination costs relating to one of the closed manufacturing facilities reported in the Closure Systems segment.

•	The Company reorganized two facilities in the European Interior Systems segment and incurred a charge of $4.0 million relating to the writedown of inventory.
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On October 25, 2004, Magna International Inc. ("Magna") announced a proposal to acquire all of the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of a court-approved plan of arrangement under Ontario law. Intier's Board of Directors established a Special Committee of independent Directors consisting of Lawrence Worrall (Chairman) and Neil Davis to consider and make recommendations to the Intier Board regarding Magna's proposal. On February 9, 2005, based on the recommendation of the Special Committee, the Intier Board authorized the submission of the resolution in respect of privatization to a vote of the Intier shareholders without any recommendation as to how the shareholders should vote in respect of the resolution. In addition to court approval, the transaction requires the approval of the Class A Subordinate Voting shareholders of Intier, by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders. Subject to court approval, Intier plans to hold a special shareholder meeting on March 30, 2005 and expects that the arrangement, if approved, will become effective April 3, 2005.

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On February 9, 2005, Intier Automotive's Board of Directors declared a dividend in respect of the fourth quarter of 2004 of U.S. $0.10 per share and a dividend in respect of the first two months of 2005 of U.S. $0.07 per share on the Class A Subordinate Voting and Class B Shares payable on or after March 15, 2005 to the shareholders of record on February 28, 2005.

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As of February 28, 2005, the Company granted an option to a third party to purchase the assets and business of a manufacturing facility reported in the North American Interior Systems segment. The option is exercisable at the discretion of the potential purchaser any time prior to April 30, 2005 subject to the purchaser's right to extend the option to July 1, 2005 by increasing its non-refundable deposit. The financial terms of the potential transaction have been agreed upon and under these terms the after-tax gain on the sale is estimated to be between $8 million and $11 million from expected proceeds of $25.0 million, if the potential purchaser exercises the option.

Industry Risks and Trends

The following is a summary of some of the more significant risks and trends in the automotive industry that could affect the Company's financial results:

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An economic downturn could reduce or eliminate the Company's profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand, commodity prices and international conflicts.

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Increasing price reduction pressures from the Company's customers could reduce profit margins. In the past, the Company entered into, and will continue to enter into, long-term supply arrangements with automobile manufacturers, which provide for, among other things, price concessions over the supply term. To date, these concessions have been largely offset by cost reductions arising principally from product and process improvements and price reductions from the Company's suppliers. However, the competitive automotive industry environment in both North America and Europe has caused these pricing pressures to intensify. A number of the Company's customers continue to demand additional price reductions beyond existing contractual commitments, which could have an adverse impact on the Company's future profit margins. To the extent that these price reductions are not offset through cost reductions, the Company's future profit margins would be adversely affected.

•	The Company's profitability is directly affected by increasing raw material costs, particularly steel and resin, whose higher prices are reflective of global supply and demand issues.

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The Company is under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that the Company pay for design and engineering and tooling costs that are incurred up to the start of production and recover these costs through increasing the unit price of the particular products. If estimated production volumes are not achieved, the design and engineering and tooling costs incurred by the Company may not be fully recovered.

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Although the Company supplies parts to most of the leading automobile manufacturers for a wide variety of vehicles produced in North America and Europe, the Company does not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which the Company does supply parts. Shifts in market share among vehicles could have an adverse effect on the Company's sales and profit margins. For example, the Company is affected by the sales mix between passenger cars, SUVs, minivans and other light trucks as the product content and profit margin vary among these types of vehicles.

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Although the Company's financial results are reported in U.S. dollars, a significant portion of the Company's sales and operating costs are realized in Canadian dollars, euros, British Pounds and other currencies. The Company's profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British Pound, the euro or other currencies in which the Company generates its revenues.

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In order to retain its global competitiveness with its customers, the Company is under increasing pressure to move operations to lower cost jurisdictions like Mexico, China and Eastern Europe. The impact to the Company could include higher costs associated with the impairment of redundant assets and labour in certain higher cost jurisdictions in which the Company currently carries on business, relocation and start-up costs, all of which would adversely impact profit in the short term. The Company could also be exposed to foreign exchange and liquidity risks in the long term.

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The Company's customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The obligation to repair or replace such parts could have a negative impact on the Company's results. The Company is also subject to the risk of exposure to product liability claims in the event that the failure of the Company's products results in bodily injury and/or property damage and/or economic losses to the end use consumer. The Company may experience material product liability losses in the future and may incur significant costs to defend such claims. Currently, the Company has product liability coverage under insurance policies. This coverage will continue until August 2005, subject to renewal on an annual basis. In addition, some of the Company's European subsidiaries maintain product recall insurance, which is required by law in certain jurisdictions. A successful claim brought against the Company in excess of its available insurance coverage may have an adverse effect on the Company's operations and financial condition.

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its results of operations and financial position is based upon the consolidated financial statements, which have been prepared in accordance with Canadian GAAP. Note 24 to the Company's consolidated financial statements sets out the material differences between Canadian and United States GAAP ("U.S. GAAP"). The preparation of the audited consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities. On an ongoing basis, the Company evaluates its estimates. However, actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgements and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to critical accounting policies in this MD&A.

Revenue Recognition

Separately Priced Tooling and Engineering Contracts: With respect to its contracts with OEMs for particular vehicle programs, the Company performs multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, the Company also has a separately priced contract with the OEM for related tooling costs. Under these arrangements, the Company either constructs the tools at its in-house tool shop or contracts with third party tooling vendors to construct and supply tooling to be used by the Company in the production of parts for the OEM. On completion of tooling build, and upon acceptance of the tooling by the OEM, the Company sells the separately priced tooling to the OEM pursuant to a separate tooling purchase order.

During the year, the Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ["EIC-142"] prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. Under EIC-142, separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production. The adoption of EIC-142 did not have a material effect on the Company's revenue or net income for the year ended December 31, 2004. Based on the typical terms and process for the negotiation of separately priced tooling contracts, the Company anticipates that substantially all of such tooling contracts will continue to be accounted for as separate revenue elements. Because of the unique contracts related to multiple element arrangements involving engineering or production activities, each arrangement will have to be evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If, in particular circumstances, the engineering component is not considered to be a separate revenue element, revenues and costs of sales on such activities would be deferred and amortized on a gross basis over the subsequent production program.

Revenues from engineering services and tooling contracts that qualify as separate revenue elements are recognized substantially on a completed contract basis. The completed contract method recognizes revenue and cost of sales only when the contract is completed and the tool is accepted by the customer. All costs net of customer advances are reported in tooling inventory in the Company's consolidated balance sheet until that time.

Tooling and engineering contract prices are generally fixed; however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, among others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

Revenues and cost of sales from separately priced tooling contracts are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, revenues and cost of sales on separately priced tooling contracts have been reported on a gross basis.

For U.S. GAAP purposes, the Company adopted EITF 00-21, "Accounting for Revenue Arrangements With Multiple Deliverables" prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January  1, 2004, which harmonizes the Company's Canadian and U.S. GAAP reporting for such arrangements. For separately priced in-house tooling and engineering services contracts provided in conjunction with subsequent production entered into prior to January 1, 2004, the revenues and costs of sales on such activities continue to be deferred and amortized on a gross basis over the remaining life of the production for U.S. GAAP purposes.

Integrator Contracts: The Company acts as the vehicle interior integrator on various programs in which the Company manufactures a portion of the integrated products but also collects components from various sub-suppliers for assembly and sale of an integrated product to the customer. Judgement is required in assessing whether these integrator contracts should be reported on a gross (reporting sales and cost of sales gross) or net (netting cost of sales against sales) basis. Some of the factors the Company considers in arriving at its conclusion to record sales on a gross or net basis include whether the Company has the primary responsibility for providing the integrated product to the customer, exposure to inventory risk on sub-supplier parts, responsibility for design and specifications, latitude in establishing sub-supplier pricing, exposure to warranty and exposure to credit risk for sale of the integrated product to the customer. The method of revenue recognition is reviewed on a component by component basis. To date, all vehicle interior integrator supply contracts have been recorded on a gross basis.

Amortized Engineering and Customer Owned Tooling Arrangements

The Company incurs pre-production engineering, design, research and development ("ER&D") costs related to the products it produces for its customers under long-term supply agreements. The Company expenses ER&D costs which are paid for as part of subsequent related parts production piece-price amounts as incurred unless a contractual guarantee for reimbursements exists, in which case the costs would be capitalized.

In addition, the Company expenses all costs as incurred related to the design and development of moulds, dies and other tools that the Company will not own and that will be used in, and reimbursed as part of the piece-price amount for subsequent related parts production. Such costs are capitalized only when the supply agreement provides the Company with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

ER&D and customer owned tooling costs capitalized in "Other assets" are amortized on a units of production basis over the related parts production long-term supply agreement. As at December 31, 2004 and 2003, total net ER&D and customer owned tooling costs capitalized in other assets amounted to $26.7 million and $10.7 million, respectively. A change in the commercial arrangement affecting any of the Company's significant programs that would require the Company to expense ER&D or customer owned tooling costs that are currently capitalized would have a negative impact on the Company's reported results of operations.

Goodwill and Long-Lived Asset Impairment

Goodwill: Effective January 1, 2002, the Company adopted new rules governing the accounting for goodwill for Canadian GAAP reporting purposes (see "Depreciation and Amortization" and "Other Charges"). Under the new rules, the Company's goodwill is no longer amortized and is subject to an annual impairment test.

Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit's net assets including goodwill. When the carrying value of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill should be compared with its carrying value to measure the amount of the impairment loss, if any. The fair value of goodwill is determined using the estimated discounted future cash flows of the reporting unit.

The goodwill of a reporting unit must be tested for impairment on an annual basis or between the annual tests when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying value.

The Company completed its annual goodwill impairment analysis in the fourth quarter of 2004 after the annual business plan process had been completed. The result of this analysis indicated no impairment of goodwill for 2004.

Long-Lived Assets: Effective January 1, 2002, the Company adopted new rules governing the accounting for impairment of long-lived assets (see "Other Charges"). The Company evaluates long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses, goodwill impairment or a decision to dispose of, or otherwise change the use of, an existing long-lived asset.

An impairment loss is recognized when the carrying value of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value. Discounted cash flows are used to determine fair value.

The Company believes that accounting estimates related to both goodwill and long-lived asset impairment assessments are "critical accounting estimates" because (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on the Company's consolidated net income and on the amount of goodwill and long-lived assets reported on the Company's consolidated balance sheet.

Future Income Tax Assets and Future Income Tax Liabilities

Under both Canadian and United States GAAP, the Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting carrying value and tax cost bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized.

At December 31, 2004 and 2003, the Company had recorded net future tax assets (net of related liabilities and valuation allowances) of $2.6 million and $25.8 million, respectively, consisting primarily of the benefit of loss carryforwards and research and development tax credit carryforwards, net of future tax liabilities related to capital assets. Future tax assets at December 31, 2004 related primarily to the Company's German and U.S. operations.

The Company evaluates quarterly the carrying value of its future tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets.

At December 31, 2004, the Company had income tax loss carryforwards of approximately $252 million, which relate primarily to operations in Europe, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total tax loss carryforwards, $211 million expire between 2005 and 2019 and the remainder have no expiry dates. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, the Company's earnings will benefit from these tax loss carryforwards.

Employee Benefit Plans

The Company has a number of arrangements in Canada, the United States, United Kingdom and Europe which provide pension and post retirement benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute.

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are included in note 12 to the Company's consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and health care costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and, therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions could materially affect our future employee benefit obligations and future expense.

At December 31, 2004, the Company had obligations under its defined benefit pension plans and other statutory plans of $36.7 million. The defined benefit plans have assets of $8.7 million and unfunded unrecognized net actuarial losses of $3.1 million. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred, and as a result these arrangements are unfunded. In addition to the registered plan assets, certain subsidiaries hold $1.6 million of guaranteed securities with respect to their unfunded termination and long service obligations. In addition, the Company has obligations with respect to post retirement medical benefits of $19.0million. The Company's pension and post retirement medical benefit expense was $8.8 million, $8.3 million and $6.5 million in 2004, 2003 and 2002, respectively. Unfunded unrecognized net actuarial losses are amortized and charged to earnings over the average remaining service period of active employees. Where there are no active employees, unfunded unrecognized net actuarial losses are amortized and charged to earnings over the average remaining life expectancy of the plan participants.

Foreign Exchange Contracts

The Company uses foreign exchange contracts to manage foreign exchange risk from its underlying customer and supplier contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed foreign currency outflows and inflows. These derivatives qualify for hedge accounting under Canadian GAAP. The Company does not enter into foreign exchange contracts for speculative purposes.

The Company determines the fair value of the derivatives based on market values provided by independent parties based on contracts with similar remaining terms to maturity. The values of the foreign exchange contracts will change over time as interest rates, currency rates and market conditions change.

While these contracts expose the Company to credit losses in the event of non-performance by counterparties to the agreements, the Company minimizes the risk of non-performance by only entering into contracts with financially sound counterparties and by limiting its exposure with any one financial institution.

The Company's use of foreign exchange contracts is dependent on forecasted future foreign currency outflows and inflows. If such cash flows were no longer probable of occurring, the foreign exchange contracts would cease to be effective as a hedge. For example, if projected net foreign currency cash inflows or outflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified. At December 31, 2004, the amount of losses not recognized in the Company's reported net income related to significant derivative financial instrument contracts is approximately $12.0 million.

Under United States GAAP, effective January 1, 2002, the Company's foreign exchange forward contracts qualify for hedge accounting. As of January 1, 2002, the Company implemented a new treasury management system that complies with documentation requirements that allow hedge accounting. Changes to fair value of the Company's forward exchange contracts are recorded in other comprehensive income. Prior to January 1, 2002, for United States GAAP purposes, changes in the market value of the Company's foreign exchange forward contracts were recorded in earnings. If the Company's forward exchange contracts ceased to be effective as hedges, for example, if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign denominated cash flow would be recognized in income at the time this condition was identified.

Warranty, Product Liability and Recall Obligations

In certain circumstances, the Company is at risk for warranty costs, including product liability and recall costs. Product liability provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when the Company and/or the customer decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, customer cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company's estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgement is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which a supplier to the Company will share the recall cost. Due to the nature of the costs, the Company makes its best estimate of the expected future costs; however, the ultimate amount of such costs could be materially different.

Given the nature of the Company's products, to date, the Company has not experienced significant warranty, including product liability and recall, costs. However, the Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, the Company only accounts for existing or probable claims; however, a significant increase in warranty responsibility could require the Company to consider accounting for possible future claims.

Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and potential claims with customers, suppliers and former employees. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgements or outcomes to these matters as well as potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

To date, contingent liabilities recognized in the Company's consolidated financial statements are not significant.

Stock-Based Compensation

Effective January 1, 2003, the Company prospectively adopted the fair value method for recognizing compensation expense for stock options granted under its Incentive Stock Option Plan (the "Option Plan"). Under the prospective method of adoption, compensation expense is recognized for fixed price stock options granted, modified, or settled after January 1, 2003, assuming compensation expense for the stock option plan had been determined based upon the fair value of the options at the grant date.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions are used, stock-based compensation expense could be significantly impacted.

Compensation expense is recognized over the vesting period of the options granted, and is recorded in selling, general and administrative expenses in the consolidated statement of income and contributed surplus in the consolidated balance sheet. The Company's stock-based compensation expense was $0.5 million in 2004 (2003 - $0.6 million). On the exercise of stock options, the consideration received and the accumulated contributed surplus amount is credited to capital stock.

For stock option awards prior to January 1, 2003, no compensation expense was recognized. Pro forma net income and earnings per share disclosure showing the impact of fair value accounting for stock options granted prior to January 1, 2003 is included in note 16 to the consolidated financial statements.

RESULTS OF OPERATIONS AND FINANCIAL POSITION FOR THE YEAR 2004 COMPARED TO 2003

Years ended December 31,	2004	2003	Change

1 Canadian dollar equals U.S. dollars	0.7701	0.7159	7.6%
1 Euro equals U.S. dollars	1.2447	1.1320	10.0%
1 British Pound equals U.S. dollars	1.8340	1.6349	12.2%

The Company's reported financial results are directly affected by the average exchange rates used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. These exchange rates have been used to translate the results of foreign operations into U.S. dollars. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Sales
(in millions, except average dollar content per vehicle)

Years ended December 31,	2004	2003

Vehicle production volumes
North America	15.7	15.9
Europe	16.6	16.4

Average dollar content per vehicle
North America	$215	$164
Europe	$102	$90

Production sales - Interior Systems
North America	$2,494.2	$1,831.8
Europe	1,463.6	1,305.3
Production sales - Closure Systems	1,120.5	945.0

	5,078.3	4,082.1

Tooling and engineering sales	395.9	500.6

Total sales	$5,474.2	$4,582.7

Average dollar content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and Western European light vehicle production volumes, respectively for each period indicated.

Production Sales - Interior Systems

North America:  North American production sales for the Interior Systems business increased 36.2% to $2,494.2 million for 2004 compared to $1,831.8 million for 2003. This growth was due to an increase in average dollar content per vehicle and to the strengthening of the Canadian dollar relative to the U.S. dollar. The increase in average dollar content per vehicle was attributable to new products launched during 2004 including the complete seats for the Chevrolet Cobalt and the Pontiac Pursuit; the interior integration, overhead system, instrument panel and door panels for the Cadillac STS; the complete seats for the Mercury Mariner; the complete seats, headliner and instrument panel for the Chevrolet Equinox; the second and third row stow in floor seats for the DaimlerChrysler minivans and to new products launched during the second half of 2003 including the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey; the integration of the complete interior, excluding seats, for the Cadillac SRX; the seat mechanisms for the Honda Accord and Pilot; the door panels for the Chevrolet Malibu and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon.

Europe:  European production sales for the Interior Systems business increased 12.1% to $1,463.6 million for 2004 compared to $1,305.3 million for 2003. This growth was primarily due to the strengthening of the British Pound and euro relative to the U.S. dollar. New products launched during 2004, including the door panels for the BMW 1 Series, the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class and new products launched during the second half of 2003 including the instrument panel, console, door panels and other interior trim for the BMW 6 Series, the cargo management and other interior trim for the BMW X3 and the complete seats for the Volkswagen Caddy, also contributed to the increased sales.

Production Sales - Closure Systems

Production sales for the Closure Systems business increased 18.6% to $1,120.5 million for 2004 from $945.0 million for 2003. The increase in production sales was primarily due to the increase in average dollar content per vehicle which is primarily a result of the launch of a modular side door latch for a number of Audi Programs and the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

Tooling and Engineering Sales

The Company's consolidated tooling and engineering sales for 2004 decreased 20.9% to $395.9 million from $500.6 million for 2003 due to a lower number of new product launches during 2004 compared to 2003. Tooling and engineering sales decreased by $81.7 million to $365.3 million in the Interior Systems business and decreased by $23.0 million to $30.6 million in the Closure Systems business for 2004 compared to 2003.

Gross Margin

Years ended December 31,	2004	2003

Gross margin	$692.8	$528.1

Gross margin as a percentage of total sales	12.7%	11.5%

Gross margin increased by $164.7 million to $692.8 million in 2004 compared to $528.1 million for 2003. As a percentage of total sales, gross margin increased to 12.7% for 2004 compared to 11.5% for 2003. The increase is a result of sales from new products launched during 2004 and the second half of 2003, lower launch costs associated with new products and new facilities as compared to 2003, operating improvements at certain divisions, the strengthening of the British Pound, euro and the Canadian dollar relative to the U.S. dollar and the incremental impact of investment tax credits. These increases have been partially offset by increased raw material prices, a $4.0 million charge relating to the writedown of inventory at two reorganized facilities, a $2.5 million charge for severance and termination costs related to the closure of a facility and operating inefficiencies at certain divisions.

Operating Income
Years ended December 31,	2004	2003

Gross margin	$692.8	$528.1
Less:
Depreciation and amortization	113.4	100.0
Selling, general and administrative	261.9	235.8
Affiliation and social fees	71.4	61.4

Operating income	$246.1	$130.9

Depreciation and amortization as a percentage of total sales	2.1%	2.2%

Selling, general and administrative expenses as a percentage of total sales	4.8%	5.1%

Depreciation and amortization:  Depreciation and amortization expense increased by $13.4 million to $113.4 million for 2004 from $100.0 million for 2003. $15.5 million of the increase was primarily due to additional depreciation expense as a result of the Company's continuing investment in capital equipment to support new programs and facilities and the strengthening of the British Pound, euro and Canadian dollar relative to the U.S. dollar.

Selling, general and administrative:  Selling, general and administrative ("SG&A") costs increased by $26.1 million to $261.9 million for 2004 from $235.8 million for 2003. The increase in SG&A is primarily a result of the strengthening of the Canadian dollar, euro and British Pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported SG&A expense and costs associated with the growth in sales from new products and the launch of new facilities in North America and Europe. As a percentage of total sales, SG&A decreased to 4.8% for 2004, compared to 5.1% for 2003.

Affiliation and social fees:  The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to a social commitment agreement with Magna. These fees and social commitment contributions are based on the Company's sales and pre-tax profits. The fees and contributions to Magna expensed during 2004 were $71.4 million reflecting an increase of $10.0 million compared to the $61.4 million expensed in 2003. The increase in fees is reflective of the increase in sales and pre-tax profits in 2004 compared to 2003.

Operating Income (Loss)

Years ended December 31,	2004	2003

Interior Systems
North America	$174.9	$87.5
Europe	10.5	(0.5)
Closure Systems	61.2	43.8
Corporate	(0.5)	0.1

Operating income	$246.1	$130.9

Operating Income - Interior Systems

North America:  Operating income for the North American Interior Systems business increased by $87.4 million or 100% to $174.9 million for 2004 from $87.5 million for 2003. Operating income was positively impacted by $105.7 million primarily as a result of increased sales from new products launched during 2004 and during 2003, increased sales on certain high content programs, lower costs associated with launches of new products and new facilities offset by increased raw material prices, and by a $14.8 million improvement in operating income at a previous underperforming division and by $4.3 million of incremental investment tax credits. These increases have been partially offset by a $29.7 million increase in SG&A costs and affiliation fees associated with the increase in sales and by $7.7 million of increased depreciation and amoritzation expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Europe:  Operating income for the European Interior Systems business increased by $11.0 million from an operating loss of $0.5 million for 2003 to operating income of $10.5 million for 2004. European operating income for 2004 was positively impacted by a $15.0 million improvement in operating income at an underperforming division and the strengthening of the euro and British Pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported operating income at certain divisions offset primarily by a $4.0 million charge relating to the writedown of inventory at two reorganized facilities.

Operating Income - Closure Systems

Operating income for the Closure Systems business increased by $17.4 million to $61.2 million for 2004 from $43.8 million for 2003. Operating income was positively impacted by $15.4 million primary as a result of increased sales from new products and the strengthening of the euro and the Canadian dollar offset by increased raw material prices; by a $13.8 million operating income improvement at a previous underperforming division and by $2.8 million of incremental investment tax credits. These increases were partially offset by a $2.5 million charge for severance and termination costs related to the closure of a facility, $8.6 million of increased SG&A costs and affiliation fees associated with the increase in sales and by $3.5 million of increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Operating income - Corporate:  Operating loss for Corporate for 2004 was $0.5 million compared to operating income of $0.1 million for 2003.

Other Items

Years ended December 31,	2004	2003

Operating income	$246.1	$130.9
Interest expense , net	3.2	1.5
Amortization of discount on Convertible Series Preferred Shares	6.4	12.4
Equity income	(0.8)	(0.4)

Income before income taxes and minority interest	237.3	117.4
Income taxes	89.0	60.6
Minority interest	-	0.2

Net income from continuing operations	148.3	56.6
Net loss (income) from discontinued operations	14.9	(4.8)

Net income	133.4	61.4
Financing charge on Convertible Series Preferred Shares	5.7	1.1

Net income attributable to Class A Subordinate Voting and Class B Shares	$127.7	$60.3

Interest expense (income), net:  The Company's net interest expense for 2004 was $3.2 million representing a $1.7 million increase compared to 2003. The increase was primarily a result of charges on bank indebtedness and lower interest earned on cash balances.

Amortization of discount on Convertible Series Preferred Shares:  As part of the Reorganization of the Company in August 2001, $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $6.4 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during 2004 compared to $12.4 million in 2003. The decrease in amortization of discount on Convertible Series Preferred Shares is reflective of the Series 1 Convertible Preferred Shares being fully amortized at December 31, 2003. The Series 2 Convertible Preferred Shares are fully amortized at December 31, 2004.

Income taxes:  The effective tax rate on income before income taxes and minority interest was 38% for 2004 as compared to 52% for 2003. Excluding the impact of losses not benefited, the non-deductible amortization of discount on Convertible Series Preferred Shares and valuation allowances for future tax of $8.9 million recorded in 2004, the effective tax rate was approximately 30% for 2004 compared to 38% for 2003.

Net income from continuing operations:  Net income from continuing operations for 2004 was $148.3 million compared to $56.6 million for 2003. The increase was attributable to increased operating income resulting primarily from increased sales from new products launched during 2004 and during 2003, lower costs associated with the launch of new products and new facilities, operating improvements at certain previously underperforming divisions, incremental investment tax credits and lower amortization of discount on Convertible Series Preferred Shares. These improvements were partially offset by increased raw material prices, a $4.0 million charge relating to the writedown of inventory at two reorganized facilities, a $2.5 million charge for severance and termination costs related to the closure of a facility, increased SG&A and affiliation fees associated with the increase in sales, increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities and increased income tax expense.

Net loss (income) from discontinued operations:  The net loss from discontinued operations of $14.9 million for 2004 relates to the sale of two separate manufacturing facilities during 2004 that were formerly reported in the European Interior Systems segment. As required by the Canadian Institute of Chartered Accountants Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the results of the discontinued operations have been segregated from the results of continuing operations for all periods presented. For 2003, the combined impact of the discontinued operations was net income of $4.8 million on sales of $130.5 million, including $58.6 million of intercompany sales.

Financing charge:  The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $5.7 million for 2004 compared to $1.1 million for 2003. The increase is a result of the dividend equity component of the Series 1 Convertible Preferred Shares being fully utilized. The dividend equity component of the Series 2 Convertible Preferred Shares was fully utilized at December 31, 2004.

Earnings Per Share

Years ended December 31,	2004	2003

Earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$2.87	$1.14
Diluted	$2.38	$1.09

Earning per Class A Subordinate Voting or
Class B Share
Basic	$2.57	$1.24
Diluted	$2.15	$1.16

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	49.7	48.6
Diluted	64.9	63.5

Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operation for 2004 was $2.38 compared to $1.09 for 2003. The increase in diluted earning per Class A Subordinate Voting or Class B Share from continuing operations is a result of higher net income for 2004 compared to 2003. The impact of discontinued operations on diluted earnings per Class A Subordinate Voting or Class B Share for 2004 was a reduction of $0.23. The 2003 full year impact of discontinued operations on diluted earnings per Class A Subordinate Voting or Class B share was an increase of $0.07.

On June 22, 2004, Magna exercised its right to convert 27,500 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Shares of the Company. On December 9, 2004, Magna exercised its right to convert 11,350 Series 1 Convertible Preferred Shares of the Company. The Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share and accordingly, Magna received 182,239 and 75,215 Class A Subordinate Voting Shares of the Company, respectively.

During the year ended December 31, 2004, the Company issued 674,499 Class A Subordinate Voting Shares to fund the Company's Employee Equity and Profit Participation Program.

The remaining increase in the average number of Class A Subordinate Voting and Class B Shares outstanding relates to the exercise of stock options granted under the Company's Incentive Stock Option Plan.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes certain unaudited consolidated financial data of the Company for the eight most recent quarters. The information has been extracted from the unaudited interim consolidated financial statements of the Company that have been prepared following the accounting policies as set out in the 2003 annual financial statements included in the Company's 2003 Annual Report to shareholders except as disclosed in the unaudited interim consolidated financial statements under "Accounting Changes". In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial data provided below:

	December 31,	September 30,	June 30,	March 31,
Three month period ended	2004	2004	2004	2004

Operational data
Total sales	$1,406.5	$1,277.4	$1,405.1	$1,385.2
Net income from continuing operations	$49.2	$27.4	$40.3	$31.4
Basic earnings per share from continuing operations	$0.96	$0.52	$0.78	$0.61
Diluted earnings per share from continuing operations	$0.77	$0.45	$0.65	$0.51

Financial position
Total assets	$2,388.4	$2,361.8	$2,329.8	$2,270.4
Long-term financial liabilities (i)	$293.2	$288.1	$286.6	$287.3

	December 31,	September 30,	June 30,	March 31,
Three month period ended	2003	2003	2003	2003

Operational data
Total sales	$1,402.7	$1,051.7	$1,114.8	$1,013.5
Net income from continuing operations	$19.3	$6.1	$18.6	$12.6
Basic earnings per share from continuing operations	$0.39	$0.12	$0.38	$0.25
Diluted earnings per share from continuing operations	$0.35	$0.12	$0.34	$0.25

Financial position
Total assets	$2,149.3	$2,078.5	$2,032.8	$1,920.0
Long-term financial liabilities (i)	$286.2	$281.6	$280.6	$274.0

(i)	Includes long-term debt (excluding debt due within one year), liability portion of the Convertible Series Preferred Shares and other long-term liabilities.

Total sales have increased over the past eight quarters primarily as a result of new products launched and the strengthening of the British Pound, euro and Canadian dollar relative to the U.S. dollar. A significant number of new products launched during the third quarter of 2003 including the complete seats, headliner and interior trim for the Ford Freestar and the Mercury Monterey, the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Pilot, the door panels for the Chevrolet Malibu, the window regulators for the Chrysler minivans and the instrument panel, console, door panels and other interior trim the BMW 6 Series.

Net income and earnings per Class A Subordinate Voting or Class B share have also benefited from the launch of new products and the strengthening of the British Pound, euro and Canadian dollar. Net income and earnings per Class A Subordinate Voting or Class B share for the fourth quarter of 2003 were adversely affected by costs associated with the closure of certain of the Company's divisions formerly reported in the European interior systems segment. Net income and earnings per Class A Subordinate Voting and Class B Share for the first quarter of 2004 were negatively impacted by the costs of closure of two European manufacturing facilities and transfer of the continuing business to other company facilities within Europe, a $4.0 million charge relating to the writedown of inventory at two reorganized facilities in the European Interior Systems segment and a $2.5 million restructuring charge for severance and termination cost relating one of the closed manufacturing facilities.

The third quarter is affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.
SELECTED ANNUAL INFORMATION

The Company is also required to disclose the following selected annual information of the most recent three fiscal years. The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying consolidated financial statements for the year ended December 31, 2004, which are prepared in accordance with Canadian GAAP.

Years ended December 31,	2004	2003	2002

Operational data:
Total sales	$5,474.2	$4,582.7	$3,795.6
Net income from continuing operations	148.3	56.6	62.0
Basic earning per share from continuing operations	2.87	1.14	1.25
Diluted earning per share form continuing operations	2.38	1.09	1.16
Cash dividends declared per Class A Subordinate Voting and Class B share	0.40	0.40	0.20

Financial position:
Total assets	2,388.4	2,149.3	1,787.7
Long-term liabilities (i)	293.2	286.2	269.9

(i)	Includes long-term debt (excluding debt due within one year), liability portion of the Convertible Series Preferred Shares and other long-term liabilities.

Changes in the data from 2003 to 2004 are explained in "Results of Operations and Financial Position for the year 2004 compared to 2003" section above.

2003 Compared to 2002

Sales

Production sales increased 21.5% to $4,082.1 million for 2003 compared to $3,359.3 million for 2002. This growth was primarily the result of an increase in average dollar content per vehicle and the strengthening of the Canadian dollar, euro and British Pound relative to the U.S. dollar. The increase in average dollar content per vehicle was attributable to new product launches during the second half of 2002 including the complete seats for the Saturn ION in North America and the instrument panel and door panels for the Jaguar XJ, the door panels for the Toyota Avensis and the cockpit module for the Nissan Micra in Europe and new product launches during 2003 including the complete seats for the Chrysler Pacifica, window regulators for DaimlerChrysler minivans, the complete seats, overhead system and interior trim for the Ford Freestar and the Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Pilot, the door panels for the Chrevrolet Malibu and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon in North America and complete interior excluding seats for the BMW 6 Series, the cargo management system and other interior trim for the BMW X3 and the complete seats for the Volkswagen Caddy in Europe. The increase in production sales was partially offset by a 3% decrease in North American light vehicle production volumes, including lower vehicle volumes on certain of the Company's high content programs and by customer price reductions.

In addition, the Company's consolidated tooling and engineering sales for 2003 increased by $64.3 to $500.6 million from $436.3 million for 2002. These increases in tooling and engineering sales were due to the Company's increased involvement in new incremental programs.

Net Income from Continuing Operations

Net income from continuing operations for 2003 was $56.6 million as compared to $62.0 million for 2002. Net income from continuing operations in 2002 included impairment charges for goodwill and long-lived assets of $7.8 million and the related tax impact of $2.2 million. Excluding the impact of the impairment charges, net income from continuing operations for 2003 was $15.4 million lower than 2002 decreasing from $72.0 million in 2002 to $56.6 million in 2003. The decrease in net income was primarily attributable to lower operating income resulting from customer price reductions, higher costs associated with new and existing facilities launching new products during 2003 and in early 2004, a 3% reduction in North American light vehicle production volumes, including lower vehicle volumes on certain of the Company's high content programs, operating inefficiencies at certain facilities, the impact of eastern Germany labour strikes in June 2003, costs associated with the closure of certain of the Company's European divisions, the strengthening of the euro and British pound relative to the U.S. dollar which had the effect of increasing operating losses at certain European operations, increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities, increased SG&A costs and affiliation fees associated with the increase in sales, higher interest expense and increased amortization of discount on Convertible Series Preferred Shares. These negative impacts were partially offset by increased sales from new product launches, improved operating efficiencies at certain divisions, lower tax expense and the strengthening of the Canadian dollar relative to the U.S. dollar which had the effect of increasing U.S. dollar reported net income. In addition, 2002 included a $2.8 million charge in the fourth quarter relating to the downsizing of one of the Company's underperforming divisions.

Diluted Earnings Per Share from Continuing Operations

Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations for 2003 was $1.09, a decrease of $0.07 from 2002 Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations of $1.16. Diluted earnings per Class A Subordinate Voting or Class B Share for 2002 included a $0.16 loss per share associated with the impairment charges of $7.8 million and the related income tax charge of $2.2 million. Excluding the impact of $0.16 loss per share associated with the impairment charges, Diluted earnings per Class A Subordinate Voting or Class B Share for 2003 is lower than 2002 Diluted earnings per Class A Subordinate Voting or Class B Share as a result of lower net income.

On August 25, 2003, Magna exercised its right to convert 39,500 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Shares of the Company. The Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share and accordingly, Magna received 261,762 Class A Subordinate Voting Shares of the Company. The conversion had no impact on the diluted earnings per Class A Subordinate Voting or Class B Share.

During the year ended December 31, 2003, the Company issued 681,108 Class A Subordinate Voting Shares to fund the Company's Employee Equity and Profit Participation Program.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash from Operating Activities

Years ended December 31,	2004	2003

Net income from continuing operations	$148.3	$56.6
Items not involving current cash flows	155.8	148.0

	304.1	204.6
Change in non-cash working capital	10.7	(58.5)

	$314.8	$146.1

During 2004, cash from operations before changes in working capital increased by $99.5 million to $304.1 million from $204.6 million in 2003. The increase was a result of an increase in net income of $91.7 million and an increase in non-cash items of $7.8 million representing higher depreciation, higher future tax expense and higher pension and post retirement benefit expense offset by lower amortization of discount on Convertible Series Preferred Shares and other non-cash charges (see note 20 in the accompanying consolidated financial statements). The $10.7 million of cash generated from working capital during 2004 is the result of a $26.9 million increase in accounts payable and other accrued liabilities, a $6.3 million decrease in prepaid and other, offset by a $14.4 million increase in accounts receivable and a $8.1 million increase in inventories. The increase in accounts receivable, inventories, and accounts payable and accrued liabilities is due to new programs launched during 2003.

Investment Activities

Years ended December 31,	2004	2003

Capital asset additions	$(118.9)	$(129.6)
Investments and other asset additions	(20.5)	(11.6)
Proceeds from disposition of capital assets and other	2.4	1.2
Discontinued operations	(19.8)	6.4

	$(156.8)	$(133.6)

Cash used for capital assets and investment and other asset spending was $139.4 million and $141.2 million for 2004 and 2003, respectively. This use of funds was partially offset by cash received from normal course capital and other asset dispositions of $2.4 million and $1.2 million during 2004 and 2003, respectively. Cash used for funding and disposal of discontinued operations was $19.8 million during 2004 compared to cash generated from discontinued operations of $6.4 million during 2003.

Financing Activities

Years ended December 31,	2004	2003

Increase (decrease) in bank indebtedness	$3.3	$(26.7)
Net repayments of long-term debt and other long-term liabilities	(8.4)	(9.5)
Issue of Class A Subordinate Voting Shares, net	14.7	10.2
Dividends on Class A Subordinate Voting and Class B Shares	(19.9)	(17.3)
Dividends on Convertible Series Preferred Shares	(13.7)	(11.1)

	$(24.0)	$(54.4)

Cash used for financing activities was $24.0 million in 2004 compared to $54.4 million in 2003. Cash used for financing activities in 2004 included net repayments of debt (including bank indebtedness and long-term debt and other long-term liabilities) of $5.1 million compared to net repayments of debt of $36.2 million in 2003. Dividends paid during 2004 were $0.40  per Class A Subordinate Voting and Class B Share totalling $19.9 million, compared to $0.35 per Class A Subordinate Voting and Class B Share during 2003, totalling $17.3 million. Dividends paid on Convertible Series Preferred Shares for 2004 were $13.7 million, compared to $11.1 million for 2003. In addition, 674,499 Class A Subordinate Voting Shares were issued for total proceeds of $12.4 million in respect of the Company's Employee Equity and Profit Participation Program during 2004. An additional $2.3 million of proceeds was generated from the issue of Class A Subordinate Voting Shares related to the exercise of 141,400 options granted under the Company's Incentive Stock Option Plan.

Consolidated Capitalization

The Company's net cash (including cash and cash equivalents less bank indebtedness, long-term debt including current portion, and the liability portion of the Convertible Series Preferred Shares) to total capitalization (including net debt and shareholders' equity), was 9% at December 31, 2004 compared to net debt to total capitalization of 8% at December 31, 2003.

The above net cash to total capitalization figures treat the liability portion ($217.2 million as at December 31, 2004) of the Convertible Series Preferred Shares as debt. The Series 1 Convertible Preferred Shares are retractable by Magna on or after December 31, 2003 and the Series 2 Convertible Preferred Shares are retractable by Magna after December 31, 2004. These instruments are also convertible into Intier Class A Subordinate Voting Shares at a fixed conversion price of $15.09.

Unused and Available Financing Resources

During the year ended December 31, 2004, the Company renewed its unsecured, revolving term credit facility on terms similar to its previous facility, bearing interest at variable rates not exceeding the prime rate of interest. The credit facility contains similar negative and affirmative financial and operating covenants and events of default customary for credit facilities of this nature, including requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. In addition to the North American tranche, which is now $365.0 million, the new facility also includes a euros 100.0 million European tranche. The facility was renewed for an additional 3 years and expires on September 15, 2007.

Cash on hand increased to $364.2 million at December 31, 2004 from $216.7 million at December 31, 2003. At December 31, 2004, the Company had credit facilities of $549.4 million, of which $472.1 million are unused and available. $462.0 million of the unused and available facilities represent the unused and available portion of the Company's $365 million and euros 100 million three year revolving credit facility that expires September 15, 2007.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsored a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider ordered tooling from tooling suppliers and will subsequently sell such tooling to the sponsor or its designee. The facility provider made and continues to make on previously ordered tooling, advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider will sell the tooling to the sponsor or its designee for an amount equal to cumulative advances including carrying costs. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. As at December 31, 2004, $17.9 million compared to $44.1 million as at December 31, 2003, had been advanced to tooling suppliers under the Company's portion of this facility. These amounts are included in accounts payable on the Company's December 31, 2004 and 2003 consolidated balance sheets.

During 2004, the Company sponsored a European tool supplier finance program, which allows suppliers to sell their existing Intier commitments to a financial institution on pre-established terms and conditions. The terms and conditions of these Intier commitments are not affected by the suppliers' decision to hold or sell the receivable to the financial institution, and as such, the amount owing under this program will continue to be recorded as accounts payable.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. It is expected the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start in 2005 through to 2007.

Capital spending for existing businesses and projects is expected to range between $125 million and $135 million for 2005. The majority of the planned capital spending in 2005 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of its 2005 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operations. A decrease in estimated vehicle production volumes or a change in customer or supplier payment terms could adversely impact cash provided from operating activities in 2005. Cash provided from operating activities totalled $314.8 million and $146.1 million for 2004 and 2003, respectively.

Off Balance Sheet Financing

The Company's off balance sheet financing arrangements are limited to operating lease contracts (see note 11 in the accompanying consolidated financial statements).

A number of the Company's facilities are subject to operating leases with a related party, MI Developments Inc., ("MID") and with third parties. As at December 31, 2004, operating lease commitments for facilities are $43.0 million for 2005, including $14.8 million under lease arrangements with MID. For 2009, operating lease commitments for facilities are $32.6 million, including $13.3 million under lease arrangements with MID.

The Company also has operating lease commitments for equipment. These leases are generally for shorter duration. As at December 31, 2004, operating lease commitments for equipment are $29.2 million for 2005. For 2009, operating lease commitments for equipment are $2.6 million.

Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at or increasing from current levels or the Company will incur capital expenditures to acquire equivalent capacity.

During the year ended December 31, 2003, the Company entered into an operating lease agreement for vehicle parts tooling. The lease facility requires payments for tooling costs, which approximated $39 million, be made monthly over the lease term expiring in August 2008. The lease commenced when all tooling costs were funded which was prior to December 31, 2003.

During the year ended December 31, 2004, the Company entered into a second operating lease agreement for vehicle parts tooling. The lease facility requires payments for tooling costs, which approximated $10 million, be made monthly over the lease term expiring January 2008. The lease commenced when all tooling costs were funded which was prior to December 31, 2004.

The following table summarizes certain of the Company's contractual obligations as at December 31, 2004:

	Payments due by period

	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years

Bank indebtedness	$36.2	$36.2	$-	$-	$-
Long-term debt	12.5	3.6	5.4	3.2	0.3
Capital leases	31.8	3.5	7.1	7.2	14.0
Operating leases	368.1	72.2	117.4	89.1	89.4
Convertible Series Preferred Shares (i)	217.2	217.2	-	-	-
Purchase obligations (ii)	-	-	-	-	-

	$665.8	$332.7	$129.9	$99.5	$103.7

(i)	These instruments are convertible into the Company's Class A Subordinate Voting Shares at a fixed conversion price of $15.09.
(ii)	The Company had no unconditional purchase obligations other than those related to inventory, services, tooling and capital assets in the ordinary course of business.

Guarantees

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees is not individually or in aggregate significant (see note 17 in the accompanying consolidated financial statements).

Quantitative and Qualitative Disclosures About Market Risk

The Company operates globally and as such is exposed to diverse regional factors that could have an adverse impact on its financial condition and liquidity. Such factors include, but are not limited to, fluctuations in foreign exchange rates, interest rates and general economic conditions.

The Company's North American operations negotiate sales contracts with North American automobile manufacturers for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The Company's North American operations, material, equipment and labour are paid for in both U.S. and Canadian dollars.

The Company's European operations negotiate sales contracts with European automobile manufacturers for payment principally in euros and British Pounds. The Company's European operations' material, equipment and labour are paid for in the same currencies.

The Company's manufacturing facilities sometimes make commitments to sell product for which the selling price has been determined in currencies different from the currency required to pay for the necessary labour, materials and equipment to perform the sale contracts. These commitments represent contractual obligations by the Company to deliver product over the life of the related program, which normally spans a number of years. In order to manage the foreign currency exposure which results from these activities, when necessary, the Company employs hedging programs which consist largely of purchasing foreign exchange forward contracts. Anticipated production volumes, program costs and the timing of product delivery schedules each impact the amount and timing of the forward contracts. Despite these measures, significant long-term fluctuations in relative currency values could affect the Company's results of operations.

The Company has outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies primarily in exchange for Canadian dollars. The table that follows provides information about the Company's significant derivative financial instruments by functional currency and presents that information in U.S. dollar and euro equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements. The table presents the notional amounts and weighted average exchange rates by expected maturity or transaction dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

Forward exchange agreements
	2005	2006	2007	2008	2009	Total	Fair Value

(U.S. $ millions)
Buy U.S. $/Pay Cdn.$
Contract amount	167.7	99.6	63.9	22.7	5.1	359.0	28.9
Weighted average exchange rate	1.3288	1.3563	1.3322	1.3227	1.2441

Sell U.S.$/Receive Cdn.$
Contract amount	135.9	30.5	10.3	6.3	-	183.0	(40.1)
Weighted average exchange rate	1.4101	1.3827	1.3771	1.3762	-

(euro millions)
Buy euro/Pay Cdn.$
Contract amount	2.9	-	-	-	-	2.9	0.6
Weighted average exchange rate	1.4537	-	-	-	-

Sell euro/Receive Cdn$
Contract amount	11.2	-	-	-	-	11.2	(0.6)
Weighted average
Exchange rate	1.5788	-	-	-	-

In addition to transactional foreign currency exposure, the Company's reported results will be impacted by fluctuations in relative currency values, particularly those of the Canadian dollar, the euro and the British Pound, on translation of local operating results into the Company's reporting currency, the U.S. dollar.

Based on forward exchange rates as at December 31, 2004 for contracts with similar remaining terms to maturity, the unrecognized net losses to the Company's significant foreign exchange forward contract are approximately $12.0 million. If the Company's forward exchange contract ceased to be effective as hedges, for example if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign denominated cash flows would be recognized in income at the time this condition was identified.

Credit Risk

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and forward exchange contracts. Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount that is invested in any one government or corporation. In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. The Company is also exposed to credit risk from the potential default by any of its counterparties on the Company's foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties that are major financial institutions which it anticipates will satisfy their obligations under the contracts.

Interest Rate Risk

Where the maturity of monetary assets and liabilities are short term, the Company is not exposed to interest rate risk. In the case of monetary liabilities and operating lease commitments with longer-term maturities, the Company may enter into swap arrangements to manage this risk.

The following table summarizes the Company's interest rate risk as at December 31, 2004:

	Floating rate	Fixed rate	Non-interest bearing	Total

Financial Assets:
Cash and cash equivalents	$364.2	$-	$-	$364.2
Accounts receivable	-	-	840.0	840.0
Financial liabilities:
Bank indebtedness	(36.2)	-	-	(36.2)
Accounts payable and all other accrued liabilities and payables	-	-	(1,057.6)	(1,057.6)
Long-term debt due within one year	-	(4.9)	-	(4.9)
Long-term debt	-	(29.5)	-	(29.5)
Convertible Series Preferred Shares	-	(217.2)	-	(217.2)
Other long-term liabilities	(46.5)	-	-	(46.5)

	$281.5	$(251.6)	$(217.6)	$(187.7)

Average fixed rate of long-term debt		5.1%

The Company has entered into interest rate swap contracts to manage interest rate risk on certain of its operating leases. These contracts swap floating interest rate payments to fixed interest rate payments or vice versa. Outstanding swap contracts have remaining terms equal to maturity of the operating leases that they are matched against.
The following table provides a summary of interest rate swap contracts and their aggregated weighted average rates at December 31:
	2004	2003

Interest rate swap:
Notional amount	$34.8	$39.7
Average fixed rate paid	4.02%	4.02%
Average floating rate received	2.30%	2.77%

TRANSACTIONS WITH RELATED PARTIES
Years ended December 31	2004	2003	2002

Charges by Magna and other related parties
Interest expense, net	$2.0	$1.4	$2.0

Amortization of discount on Convertible Series Preferred Shares	$6.4	$12.4	$11.6

Financing charge on Convertible Series Preferred Shares	$5.7	$1.1	$1.9

Management and administrative services	$5.5	$3.6	$1.9

Affiliation and social fees	$71.4	$61.4	$54.3

Rent	$13.6	$12.5	$10.8

Depreciation of assets under capital lease	$1.8	$1.6	$1.7

Sales of materials to Magna and other related parties	$38.4	$14.5	$13.9

Purchases of materials from Magna and other related parties	$24.2	$21.3	$22.4

On December 19, 2003, the Company entered into a purchase and sale agreement with Magna, whereby the Company agreed to acquire the capital assets for a new line of business for $2.1 million. In consideration of the Company purchasing the business and incurring costs in connection with the relocation of the acquired assets and revalidating the business, Magna agreed to pay the Company $7.4 million for these incremental costs.

During 2001, the Company entered into new or amended existing affiliation agreements with Magna that were effective January 1, 2001. The affiliation agreements provide for the payment by the Company to Magna of an affiliation fee. The affiliation agreements:

•

provide the Company with the right to identify itself as part of the Magna group of companies by granting the Company a non-exclusive, worldwide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;

•	provide the Company with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;
•

provide the Company with access to Magna's senior management and make available to the Company details of any new management techniques and incentive programs as well as marketing materials to the extent they are made available generally to Magna's other affiliates; and

•

grant the Company a sole and exclusive worldwide licence (except as described in the next sentence) to use the Intier trade name and certain other trademarks. The Company may not sublicense such trade name and trademarks other than to its subsidiaries.

Pursuant to the Company's affiliation agreements with Magna, the affiliation fees payable by the Company to Magna in respect of each fiscal year will be an aggregate amount equal to:
•	1.5% of the first $3 billion of consolidated net sales for that year;
•	1.0% of the next $3 billion of consolidated net sales for that year; and
•	0.75% of consolidated net sales exceeding $6 billion.

Sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of acquisition, and will be subject to a fee equal to 50% of the fee with respect to the acquired business' sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter.

The Company's Corporate Constitution provides that a maximum of 2% of its pre-tax profits in each fiscal year shall be allocated to the promotion of social objectives. Of this maximum, the social commitment agreement the Company entered into with Magna during the year ended December 31, 2001, effective January 1, 2001, requires the Company to contribute 1.5% of its pre-tax profits in each fiscal year to social and charitable programs coordinated by Magna or other charitable or non-profit organizations on behalf of Magna and other related parties, including Intier.

Magna provides certain management and administrative services to the Company, including legal, environmental immigration, administrative, tax, internal audit, treasury, information systems and employee relations' services, in return for a specific amount negotiated between the Company and Magna.

Various land and buildings used in the Company's operations are leased from MID under operating and capital lease agreements (see Note 11 to the consolidated financial statements).
Transactions with Magna and other related parties are effected on normal commercial terms.

CONTINGENCIES

On January 6, 2005, a statement of claim was filed in the Ontario Superior Court of Justice by Axiom Group Inc. ("Axiom") alleging breach of contract against the Company as a result of the Company's October 1, 2004 notice that it would be terminating all purchase orders with Axiom. Axiom is seeking damages in the amount of Cdn. $32 million for loss of profits, based on the life of the programs on which the Axiom parts are supplied, an accounting of profits realized by the Company in respect of the use of an alleged Axiom part design, a percentage of the cost savings resulting from alleged efficiency improvements and punitive and exemplary damages, as well as an interim and interlocutory injunction preventing the Company from terminating the purchase orders until trial. On February 17, 2005, Axiom's application for an interim injunction was granted. The Company denies all of Axiom's claims, including Axiom's principal allegation that all of the Company's purchase orders were issued for the life of the respective program, and therefore intends to defend this case vigorously.

The Company has recently been named with Ford Motor Company ("Ford") and Company's sister affiliate Magna Donnelly as a defendant in class action proceedings in the Ontario Superior Court of Justice as well as state courts in North Carolina, Florida and Massachusetts as a result of its role as a supplier to Ford of door latches, and in certain cases door latch assemblies, for the Ford F-150, F250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Other class proceeding in other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages (in an amount to cover the cost of repairing the vehicles as well to reimburse owners of the vehicles for their alleged diminution in value), punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. These class proceedings are in the very early stages and have not been certified by any court. The Company denies these allegations and intends to vigorously defend the lawsuits, including taking steps to consolidate the state class proceedings to federal court whenever possible. Given the early stages of the proceedings, it is not possible to predict their outcome.

On June 10, 2004, the Company was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The Plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to the Company. The Statement of Claim alleges, among other things:

•	improper use by the Company of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and
•

breach of contract related to a failure by the Company to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement as well as follow a re-pricing provision set forth in a long-term supply agreement, in each case signed by the parties at the time of the Company's disposition of the Invotronic's business division to the plaintiff in September, 2000.

The plaintiffs are seeking, among other things, compensatory damages in the amount of Cdn. $150 million and punitive damages in the amount of Cdn. $10 million, and an accounting of profits. The Company filed a Statement of Defence and Counterclaim for misrepresentation, breach of contract, conspiracy and interfering with economic interests on January 7, 2005. Final affidavits of documents are due on February 28, 2005. Despite the early stages of the litigation, the Company believes it has valid defenses to the plaintiff's claims and therefore intends to defend this case vigorously.

In the ordinary course of business activities, the Company may be contingently liable for litigation and potential claims with customers, suppliers and former employees and for potential environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required and when estimable. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 23 "Contingencies" in the accompanying consolidated financial statements.

The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and post retirement benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of unfunded amounts may be required and these amounts could materially exceed the current unfunded position.

ACCOUNTING CHANGES

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company has adopted this section retroactively and as such, the financial statements of the prior period have been adjusted accordingly.

The retroactive changes to the Consolidated Balance Sheet at December 31, 2003 are as follows:

Capital assets	$5.7
Discontinued operations	0.4

$6.1

Other long-term liabilities	$10.7
Future tax liabilities	(1.0)
Discontinued operations	0.9
Retained earnings	(3.7)
Currency translation	(0.8)

$6.1

Net income for the year ended December 31, 2003 and 2002 were reduced by $0.9 million and $0.7 million, respectively. Basic and diluted earnings per share for the year ended December 31, 2003 were reduced by $0.02. Basic and diluted earning per share for the year ended December 31, 2002 were reduced by $0.02 and $0.01, respectively.

Revenue Arrangements with Multiple Deliverables

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the year ended December 31, 2004.

Stock-Based Compensation

In accordance with the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, for the year ended December 31, 2004 the Company recognized compensation expense of $0.5 million (for the year ended December 31, 2003 - $0.6 million). For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method.

Goodwill

In August 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062 "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period (see note 9 to the accompanying consolidated financial statements).

Impairment of Long-Lived Assets

In January 2003, the CICA issued Handbook Section 3063 "Impairment of Long-Lived Assets" ("CICA 3063"). CICA 3063 requires an impairment loss to be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. As permitted by CICA 3063, discounted cash flows are used to determine fair value. Previously, Canadian GAAP required that asset impairment be measured as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use of the asset. In all cases, the standard must be adopted for fiscal years beginning April 1, 2003. The Company elected to adopt these new recommendations early, effective January 1, 2002, prospectively without restatement of any prior period (see note 9 to the accompanying consolidated financial statements).

NEW ACCOUNTING PRONOUNCEMENTS
Canadian GAAP Standards

In 2003, the CICA amended Handbook section 3860, "Financial Instruments - Disclosure and Presentation " ("CICA 3860"), to require certain obligations that may be settled with an entity's own equity instruments to be reflected as liability. The amendments must be adopted in the Company's 2005 consolidated financial statements with retroactive application. The Company has reviewed the amended CICA 3860 and has concluded that there would be no impact on the Company's 2004 consolidated financial statements.

In 2004, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook section 1590, "Subsidiaries", to certain entities. AcG-15 is effective for the Company's 2005 fiscal year and conforms the Canadian GAAP accounting for variable interest entities with United States GAAP.

In January 2005, the CICA approved Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments - Recognition and Measurements", and 3865, "Hedges". The new standards are intended to harmonize Canadian GAAP with U.S. GAAP. The new standards are effective for Intier in the first quarter of 2007, but earlier adoption is permitted.

U.S. GAAP Standards

In December 2004, an amended Statement of Financial Accounting Standard No. 123 "Share-Based" Payment", was issued, which requires all share-based payments to employees be recognized in the income statement based on their fair values at the date of grant. Beginning in 2005, in addition to the compensation expense currently recognized for stock options, the Company will have to expense the remaining unrecognized compensation relating to options granted on or before December 31, 2002.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an Amendment of ARB No. 43, Chapter 4." This standard provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges. The provisions of this standard are effective for inventory costs incurred during 2006.

The above U.S. GAAP standards are not expected to have a material impact on the Company's consolidated financial statements.
SUBSEQUENT EVENTS

On October 25, 2004, Magna International Inc. ("Magna") announced a proposal to acquire all of the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of a court-approved plan of arrangement under Ontario law. Intier's Board of Directors established a Special Committee of independent Directors consisting of Lawrence Worrall (Chairman) and Neil Davis to consider and make recommendations to the Intier Board regarding Magna's proposal. On February 9, 2005, Magna and Intier jointly announced that they have entered into a definitive arrangement agreement that would allow Intier shareholders to vote on whether Magna would acquire all the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of such a plan of arrangement. Under the terms of the arrangement agreement, shareholders of Intier will receive 0.41 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier (representing a 6.58% increase from Magna's initial proposal of 0.3847) or, at the election of any shareholder, cash based on the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Intier shareholders in the proposed transaction would be capped at Cdn. $125 million. Based on the recommendation of the Special Committee, the Board of Directors of Intier has authorized the submission of the resolution in respect of the privatization to a vote of the Intier shareholders without any recommendation from the Board as to how the shareholders should vote in respect of the resolution. In addition to court approval, the transaction requires the approval of the Class A Subordinate Voting shareholders of Intier, by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders. Subject to court approval, Intier expects to hold the special meeting on March 30, 2005 and expects that the arrangement, if approved, will become effective April 3, 2005.

On February 9, 2005, Intier Automotive's Board of Directors declared a dividend in respect of the fourth quarter of 2004 of U.S. $0.10 per share and a dividend in respect of the first two months of 2005 of U.S. $0.07 per share on the Class A subordinate Voting and Class B shares payable on or after March 15, 2005 to the shareholders of record on February 28, 2005.

As of February 28, 2005, the Company granted an option to a third party to purchase the assets and business of a manufacturing facility reported in the North American Interior Systems segment. The option is exercisable at the discretion of the potential purchaser any time prior to April 30, 2005 subject to the purchaser's right to extend the option to July 1, 2005 by increasing its non-refundable deposit. The financial terms of the potential transaction have been agreed upon and under these terms the after-tax gain on the sale is estimated to be between $8 million and $11 million from expected proceeds of $25.0 million, if the potential purchaser exercises the option.

Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at January 31, 2005 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding	7,510,614
Class B Shares outstanding	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,403,900
Convertible Series Preferred Shares, convertible at $15.09 per share	14,391,318

68,057,770

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements which, to the extent that they are not recitations of historical facts, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to industry cyclicality, trade costs, dependence on certain vehicles and major OEM customers, program launch delays, foreign exchange rate and currency exposure, failure in implementing Company strategy, technological developments by the Company's competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. Persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this report to reflect subsequent information, events or circumstances or otherwise.